 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2024
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein is a press release issued by the Registrant entitled: “Newly Published Positive Phase 3 Data Demonstrates 64% Increased Efficacy with RedHill’s RHB-104 in Crohn’s Disease”.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001) and on June 20, 2024 (File No. 333-280327), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on July 29, 2021 (File No. 333-258259), August 4, 2023 (File No. 333-273709) and on October 13, 2023 (File No. 333-274957), as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: August 1, 2024	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

Press Release

Newly Published Positive Phase 3 Data Demonstrates 64%
Increased Efficacy with RedHill’s RHB-104 in Crohn’s Disease

Newly published in the peer-reviewed journal Antibiotics, the 331-patient Phase 3 Crohn’s disease study data shows the primary endpoint of clinical remission at week 26 was achieved, with high statistical significance, in 36.7% (61/166) of orally administered RHB-104 plus standard of care (SoC) patients, compared to 22.4% (37/165) of placebo plus SoC patients
(p=0.0048); Safety profile similar to placebo. Study conducted across more than 100 sites
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The advanced stage clinical data demonstrating the potential efficacy of oral RHB-104 triple antimicrobial therapy targeting Mycobacterium avium subspecies paratuberculosis (MAP,)
supports the paradigm-changing hypothesis of a Mycobacterial basis to Crohn’s disease, where high unmet medical need exists
--
“This ground-breaking data shows that RHB-104, which contains antimicrobial therapy directed against Mycobacterium paratuberculosis, or MAP, which typically infects cattle, appears to be effective for the treatment of Crohn’s disease - potentially opening a new avenue of therapy directed against its possible cause,” said Dr. David Y. Graham, Professor of Medicine and
Molecular Virology and Microbiology at Baylor College of Medicine, the lead investigator of the study. Dr. Graham added: “It is particularly important to note that RHB-104 proved beneficial to patients receiving anti-TNF agents, corticosteroids or immunosuppressive agents, and may also have a role as an add-on therapy for patients not responding to their current treatment.”
--
The Crohn’s disease market was valued at more than $13 billion in 2023. Commonly used therapies in the treatment of Crohn’s include: Abbvie’s Humira® (adalimumab), Janssen’s
Remicade® (infliximab) and Stelara® (ustekinumab), BMS’s Zeposia® (ozanimod) and Pfizer’s
Xeljanz® (tofacitinib)

TEL-AVIV, Israel / RALEIGH, NC, August 1, 2024 /PRNewswire/ -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced the new publication of ground-breaking positive data showing that triple antimicrobial therapy with RHB-1041 plus standard of care (SoC), targeting Mycobacterium avium subspecies paratuberculosis (MAP), is 64% more effective than SoC alone in Crohn’s disease, supporting the hypothesis of a Mycobacterial basis to the disease.

The data from the randomized, double-blind, placebo-controlled 331-patient Phase 3 study of anti-mycobacterial therapy (RHB-104) in active Crohn’s disease, was published in the peer-reviewed journal, Antibiotics2. In the global study, conducted across more than 100 sites across the U.S. Europe and other locations, a total of 166 patients were randomized to receive RHB-104 plus SoC and 165 to placebo plus SoC. Data for the primary endpoint, clinical remission at week 26, shows, with high statistical significance, that 36.7% (61/166) of RHB-104 patients achieved clinical remission at week 26 vs. 22.4% (37/165) of placebo patients (p = 0.0048). RHB-104 was found to be generally safe and well tolerated, with adverse event reporting similar to placebo. Full results are available in the publication.

“This study was designed based on the hypothesis that infection with MAP is the primary cause of Crohn’s disease and that antimicrobial therapy designed to treat MAP would favorably influence the outcome of Crohn’s disease,” said study lead investigator, Dr. David Y. Graham, Professor of Medicine and Molecular Virology and Microbiology at Baylor College of Medicine and the Michael E. DeBakey Veterans Administration Hospital in Houston, Texas, USA. “We believe that this data shows that treatment with RedHill’s RHB-104 appears to be effective for the treatment of Crohn’s disease – this is important as an effective and safe oral therapy for Crohn’s could be highly beneficial to the patients and treating community. A unique feature of this Phase 3 study was that patients were permitted concomitant treatment with infliximab, adalimumab and/or corticosteroids at study entry. To our knowledge, no other similar Crohn’s trial has allowed tumor necrosis factor (TNF) agents to be continued throughout the treatment period. It is therefore also important to note that RedHill’s RHB-104 proved beneficial to patients receiving corticosteroids, immunosuppressive agents, or anti-TNF agents and may also have a role as an add-on therapy for patients not responding to their current treatment.”

“Crohn’s disease causes immense suffering to millions of patients globally and sometimes leads to death due to various complications. Recognizing this, RedHill is firmly committed to the RHB-104 potential paradigm-changing Phase 3-stage program. It has been more than 100 years since Scottish surgeon, Dalziel, first sowed the seeds of a possible link between MAP and Crohn’s. Evidence has grown of MAP involvement in the etiology of Crohn’s, being associated with immune signaling dysregulation and being identified in over 50% of Crohn’s patients,” said Dror Ben-Asher, RedHill's Chief Executive Officer. “This makes the new peer-reviewed publication of these data highly exciting as Crohn’s is a terrible disease that remains steadfastly resistant to the search for a cure – despite the enormous research efforts made in the field of immunosuppression. We have a long-held conviction in the MAP approach – vindicated by this compelling data. Planning ahead, the advent of an accurate and reliable MAP diagnostic, allied to this proven triple antimicrobial therapeutic strategy, has the potential to change the treatment paradigm in inflammatory bowel disease (IBD). Accordingly, we have been pursuing creative partnership models to advance the development of RHB-104 and intend to update the market in due course.”

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About Crohn's Disease:
Effecting an estimated one million Americans, Crohn's disease can be highly debilitating and remains a serious burden for both patients and healthcare systems; destroying quality of life and even leading to life-threatening complications. There is no known cure for Crohn's disease. It is a form of IBD causing inflammation of digestive tract tissue that can lead to abdominal pain, severe diarrhea, fatigue, weight loss and malnutrition. Different areas of the digestive tract can be affected by the inflammation caused by Crohn's disease, but it is often associated with the small intestine. However, this inflammation can often spread further and deeper into the bowel.

The Crohn’s disease market was valued at more than $13 billion in 2023.3 Commonly used therapies in the treatment of Crohn’s include: Abbvie’s Humira® (adalimumab), Janssen’s Remicade® (infliximab) and Stelara® (Ustekinumab), BMS’s Zeposia® (ozanimod) and Pfizer’s Xeljanz® (tofacitinib).

About RHB-104:
RHB-104 is a proprietary, orally administered antibiotic combination therapy, with intracellular, antimycobacterial and anti-inflammatory properties. The randomized, double-blind, placebo-controlled, first Phase 3 study with RHB-104 in Crohn’s disease (the MAP US study) successfully met both its primary endpoint and key secondary endpoints and presented the benefit of RHB-104 as an add-on therapy to standard-of-care treatments for Crohn’s disease, including anti-TNF agents. The company also reported supportive top-line results from an open-label extension Phase 3 study (MAP US2) evaluating the safety and efficacy of RHB-104 in subjects with persistent active Crohn’s disease after 26 weeks of blinded study therapy in MAP US. RHB-104 was developed based on the hypothesis that Crohn’s disease is caused by Mycobacterium avium subspecies paratuberculosis (MAP) infection in susceptible patients. The development of RHB-104 is consistent with the growing awareness of the possibility that a bacterially-induced dysregulated immune system may contribute to the pathogenesis of various autoimmune diseases of unknown etiology.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs Talicia®, for the treatment of Helicobacter pylori (H. pylori) infection in adults4, and Aemcolo®, for the treatment of travelers’ diarrhea in adults5. RedHill’s key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class oral broad-acting, host-directed SPHK2 selective inhibitor with potential for pandemic preparedness, targeting multiple indications with a U.S. government collaboration for development for Acute Radiation Syndrome (ARS), a Phase 2/3 program for hospitalized COVID-19, and a Phase 2 program in oncology; (ii) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness is in late-stage development as a treatment for non-hospitalized symptomatic COVID-19, with non-dilutive external funding covering the entirety of the RHB-107 arm of the 300-patient Phase 2 adaptive platform trial, and is also targeting multiple other cancer and inflammatory gastrointestinal diseases; (iii) RHB-102, with potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-204, a Phase 3-stage program for pulmonary nontuberculous mycobacteria (NTM) disease.

More information about the Company is available at www.redhillbio.com / X.com/RedHillBio.

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Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may discuss investment opportunities, stock analysis, financial performance, investor relations, and market trends. Such statements, including, but not limited to, statements regarding the intended use of net proceeds from the offering, may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words and include statements regarding the risk that the Company will not comply with the listing requirements of the Nasdaq Capital Market (“Nasdaq”) to remain listed for trading on Nasdaq, the addition of new revenue generating products, out-licensing of the Company’s development pipeline assets, timing of opaganib’s development for Acute Radiation Syndrome, non-dilutive development funding from RHB-107 and its inclusion in a key platform study. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, market and other conditions, the risk that the addition of new revenue generating products or out-licensing transactions will not occur; the risk that acceptance onto the RNCP Product Development Pipeline will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company’s proposed development plans for opaganib for any indication, the risk that observations from preclinical studies are not indicative or predictive of results in clinical trials; the risk that the FDA pre-study requirements will not be met and/or that the Phase 3 study of RHB-107 in COVID-19 outpatients will not be approved to commence or if approved, will not be completed or, should that be the case, that we will not be successful in obtaining alternative non-dilutive development funding for RHB-107, the risk that HB-107’s late-stage development for non-hospitalized COVID-19 will not benefit from the resources redirected from the terminated RHB-204 Phase 3 study, that the Phase 2/3 COVID-19 study for RHB-107 may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib and RHB-107 are likely to be required, as well as risks and uncertainties associated with the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia®; (v) the Company's ability to successfully commercialize and promote Talicia® and Aemcolo®; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 8, 2024. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.
Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com
Category: R&D

1 RHB-104 is an investigational new drug, not available for commercial distribution in the United States.
2 Graham DY, et al. Randomized, Double-Blind, Placebo-Controlled Study of Anti-Mycobacterial Therapy (RHB-104) in Active Crohn’s Disease. Antibiotics. 2024; 13(8):694. https://doi.org/10.3390/antibiotics13080694
3 https://www.gminsights.com/industry-analysis/crohns-disease-treatment-market#:~:text=Crohn's%20Disease%20Treatment%20Market%20size%20was%20valued%20at%20USD%2013.3,increasing%20prevalence%20of%20Chron's%20disease.
4 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
5 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.Aemcolo.com.

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